Invesco Senior Income Trust

1555 Peachtree Street, N.E.

Atlanta, Georgia 30309

July 20, 2016

Dominic Minore

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Invesco Senior Income Trust
Registration Statement on Form N-2
File Nos.: 333-205755; 811-08743

Dear Mr. Minore:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Invesco Senior Income Trust (the “Fund”) hereby requests acceleration of the effective date of the Fund’s Registration Statement on Form N-2 (File Nos. 333-205755 and 811-08743) (the “Registration Statement”) so that it may become effective at 12:00 p.m., Eastern time, on Thursday, July 21, 2016, or as soon as practical thereafter.

In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Securities and Exchange Commission (the “Commission”) or the staff of the Commission acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
INVESCO SENIOR INCOME TRUST
By:	/s/ Amanda Roberts